Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form 40-F of our report, dated March 12, 2018, on the carve-out financial statements of the royalty and streaming assets of Coeur Mining, Inc., which comprise the carve-out balance sheet as of December 31, 2016, and the carve-out statements of comprehensive loss, changes in net investment and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information, which is included in this Registration Statement on Form 40-F being filed by Metalla Royalty & Streaming Ltd. with the United States Securities and Exchange Commission.

/s/ MNP LLP
Chartered Professional Accountants
Vancouver, British Columbia
May 29, 2019